UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
OCTOBER 18, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

NetSpend Holdings, Inc.

File No. 333-168127 - CF#25402
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NetSpend Holdings, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1/A registration statement filed on September 17, 2010.

Based on representations by NetSpend Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.6	through March 31, 2011
Exhibit 10.19	through March 31, 2016
Exhibit 10.20	through July 1, 2012
Exhibit 10.21	through February 1, 2015
Exhibit 10.32	through March 31, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael Seaman
Special Counsel